Exhibit 99.76

Tel:416 865 0200 Fax: 416 865 0887 www.bdo.ca	BDO Canada LLP 222 Bay Street Suite 2200, PO Box 131 Toronto, ON M5K 1H1 Canada

January 11, 2024

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial and Consumer Affairs Authority

The Manitoba Securities Commission

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Government of Newfoundland and Labrador

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities Northwest Territories

Office of the Yukon Superintendent of Securities

Nunavut Securities Office

Dear Sirs / Mesdames:

Re: Notice of Change of Auditor of Collective Mining Ltd. (the Company) dated January 11, 2024

As required by section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations, we have reviewed the information contained in the Company’s Notice of Change of Auditor dated January 11, 2024 (the “Notice”). We agree with the second statement in the Notice related to our appointment as the Company’s auditor, and we have no basis to agree or disagree to other statements in the Notice.

Yours very truly,

Chartered Professional Accountants, Licensed Public Accountants

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